INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

June 7, 2011

Barbara Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:

3Pea International, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2010

Amendment No. 1

File No. 000-54123

Dear Ms. Jacobs:

In response to your letter dated April 26, 2011, we have filed on EDGAR the above Amendment No. 1 to the company’s Form 10-K for the fiscal year ended December 31, 2010.  Responses to the comments in your letter dated April 26, 2011 are as follows:

General

1.

We note that the Commission file number listed on the cover page of your Form 10-K is different than the EDGAR file number that you were assigned. Please revise or advise.

The Amendment No. 1 to Form 10-K filed herewith includes the correct SEC file number.

2.

We have received your amended application for confidential treatment of certain portions of your Card Sponsorship and Services Agreement with Monterey County Bank, filed as Exhibit 10.6 with your registration statement on Form 10 and incorporated by reference to your Form 10-K. Comments relating to your application for confidential treatment, if any, will be provided in a separate letter.

We have received the comment letter described in Comment No. 2 and have already submitted a response.

Securities Issued in Unregistered Transactions, page 29

3.

In your disclosure, you discuss only the securities issued in the share exchange with WOW Technologies during the fourth quarter of 2010. Please note that you are required to provide disclosure pursuant to Item 701 of Regulation S-K for all unregistered sales of securities made within the past three years. In this regard, we refer to “Item 10. Recent Sales of Unregistered Securities” of your registration statement on Form 10-12G and note the unregistered sales of securities made to your directors, officers and employees during 2008 and 2010, the securities issued to a law firm for legal services rendered in March 2010 and the securities issued to a vendor during the three months ended September 2010.

The disclosure of prior securities issuances in Item 5 of Form 10-K is only required to the extent that the securities issuances have not been disclosed in prior reports filed with the SEC, and all of the issuances described in the comment were disclosed in prior Form 10’s filed by the company.  However, the company would concede that Item 5(a) only mentions disclosures contained in a Form 10-Q or Form 8-K.  Therefore, Item 5 of the Form 10-K has been amended to include disclosure of securities transactions during the 2009 and 2010 fiscal years.  The company would note that Item 5 of Form 10-K only requires disclosure of securities issuances for the period covered by the report, and not the past three years as set forth in Item 701 of Regulation S-K, and therefore it is not necessary to include disclosure of securities issuances in 2008 in the Form 10-K as suggested in the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Fiscal Years Ended December 31, 2010 and 2009, page 31

4.

We note your response to prior comment 4. Tell us what consideration you gave to discussing the composition of the revenue recognized for each period. That is, the portion of revenue generated from the various fees that you disclose on page F-10 for each period, and whether such increases are due to increases in pricing or increases in volume.

We considered discussing the composition of revenue recognized for each period, but determined it would not be meaningful since the majority of our revenues are derived from maintenance, administration, transaction fees charged to an SVC as noted under the third bullet point of our “Revenue and Expense Recognition” disclosure in Note 1.  The other revenue categories, such bullet points 1, 2, 4 and 5, comprise less than 5% of our total revenues and are therefore not considered material in the overall discussion of revenue within the “Management’s Discussion and Analysis of Financial Condition” section.

Liquidity and Capital Resources

Comparison of Fiscal 2010 and 2009, page 33

5.

We note your disclosure that your accounts receivable balance has increased $1,644,887 as of December 31, 2010 as compared to December 31, 2009. Tell us what consideration you gave to disclosing the reason for this increase, and any risks associated with collectability, such as length of time outstanding.

We determined that it was not necessary to provide further discussion on the increase in accounts receivable at year end since the accounts receivable balance was collected in the following month (January 2011), which was well before the relevant verbiage in the Form 10-K was written.

Exhibits, Financial Statement Schedules, page 43

Exhibits 31.1 and 31.2

6.

We note that you refer to your company throughout your Rule 13a-14(a) certifications as a “small business issuer.” Please note that effective February 4, 2008, Regulation S-B was replaced by a new system of disclosure rules for smaller reporting companies. See Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies: A Small Entity Compliance Guide, available on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. Accordingly, please confirm that the certifications you include with subsequent filings will include the exact language set forth in Item 601(b)(31) of Regulation S-K.

The certifications have been refiled with the word “registrant” substituted for “small business issuer” wherever they appeared.  I can confirm that future certifications will be filed on the same form.

Financial Statements for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Revenue and expense recognition, page F-9

7.

We note your response to prior comment 10 that each separate fee charged to your clients is under a separate arrangement rather than one arrangement, or denominated separately in the same agreement, thus you do not have any agreements with multiple element arrangements as defined in ASC 605-25. Please tell us the different types of fees that you charge to the same entities as part of an arrangement, and further clarify why you do not consider these fees to be multiple element arrangements. We refer you to ASC 605-25-25-3, which provides that separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting.  As part of your response, please also tell us how you consider the deliverables associated with fees charged to the same entities to have stand-alone value as provided for in ASC 605-25-25-5.

The different type fees charged vary from client to client.  When a client requests that we provide services other than the main transaction fees that we charge a SVC, the request is normally done through email or telephone request.  These additional services are not negotiated at the time of our main transaction fee but at a later point in time when such services are required.  Thus, we do not believe we have any multiple element arrangements as a result of written agreements or constructively negotiated agreements at the time of the single main agreement in accordance with ASC 605-25-25-5.

8.

We note your response to prior comment 10 that you do not have any revenue arrangements that involve services provided by third parties. Please reconcile this statement with your disclosures on page 18 that some services relating to your business, including fraud management and other customer verification services, transaction processing and settlement, pharmacy claims adjudication, card production and customer service are outsourced to third-party vendors. Tell us which activities are performed by the Company and which activities are performed by third parties in performing your services, and tell us how you have considered all of the provisions of ASC 605-45 in determining to account for these arrangements on a gross basis.

These third party vendors are not outsourced vendors that provide a direct service to our customer but are vendors who provide services to us.

1.

The company is the primary obligor of the arrangement and the company is the entity that establishes the price.

2.

The company has the discretion to select the appropriate vendor for the services.

3.

The company is directly involved with the determination of the service specification and

4.

Lastly the company bears all credit risk for the amount billed to the customer.

Based on the abovementioned and ASC 605-45 we believe that revenue being reported on a gross up basis is properly accounted for in accordance with paragraph 45-3 thru 45-13 of ASC 605-45-45.

We have revised the disclosure on page 18 to add clarity.  The new disclosure is set forth below, with the changes underlined:

We receive important services from third-party vendors, and replacing them could entail unexpected integration costs.

We have vendors that provide certain services ^to our business, including fraud management and other customer verification services, transaction processing and settlement, pharmacy claims adjudication, card production and customer service^. All of our vendors could be replaced with competitors if our vender terminated our contract or went out of business.  However, in some cases replacing a vendor would entail one-time integration costs to connect our systems to the successor’s systems, and could result in less advantageous contract terms for the same service, which could adversely affect our profitability.

New accounting pronouncements, page F-10

9.

Revise to update this footnote. In this regard, we note that some of the pronouncements discussed in this footnote were adopted during fiscal 2010.

We acknowledge the Staff’s comment and will apply it toward future filings.

Commitments and Contingencies, page F-25

10.

Please provide your analysis of why you do not believe that the rights Wow shareholders have to tender their shares to the Company represent an embedded put option that should be accounted for as a derivative, taking into consideration the provisions of ASC 815-10-15-83. Describe the terms of the exchange and indicate whether the holder can receive cash instead of shares of the company. In addition, explain whether the company holds other assets besides its investment in Wow Technologies.

According to ACS 815-10-15-83, a derivative instrument is a financial instrument or other contract which has all of the characteristics described in subparagraphs a, b and c of ACS 815-10-15-83.  We do not believe our obligation to the Wow shareholders qualifies as a derivative contract under subparagraph b of ASC 815-10-15-83, which states:

“Initial net investment. The contract requires no initial net investment or initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factor.”

The shareholders in Wow are investors that were required to have a cash investment in the shares they own of Wow.  Consequently, there was an initial investment required by all Wow shareholders which was not smaller than would be required for other similar contracts.

Note 8 Commitments and Contingencies already contained a complete description of the terms of the exchange, which is that the company will exchange one share of its common stock for each 14 shares of Wow common stock, and therefore no change is necessary to Note 8.  Holders of Wow common stock did not have the option of receiving cash, only shares of the company’s common stock in the ratio specified in Note 8.

The company holds other assets other than Wow, including stock of one wholly-owned subsidiary, 3Pea Technologies, Inc., as well as a bank account, equipment and receivables.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Mark Newcomer

Arthur De Joya

I, Mark Newcomer, hereby certify that I have read the foregoing letter dated June 7, 2011, by Robert J. Mottern, counsel for the 3Pea International, Inc., and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3Pea International, Inc.

/s/ Mark Newcomer

Mark Newcomer, Chief Executive Officer